UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GLIMCHER REALTY TRUST

(Name of Issuer)

COMMON SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

379302102

(CUSIP Number)

Lori J. Foust

Treasurer

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379302102

1.	Names of Reporting Persons Inland American Real Estate Trust, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,959,800(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,959,800(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,959,800(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of 2:00 p.m. central time on October 30, 2008.

(2) The percentage is calculated based on a total of 37,805,466 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of October 23, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 24, 2008.

CUSIP No. 379302102

1.	Names of Reporting Persons Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,330,100(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,330,100(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,100(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%(2)

14.	Type of Reporting Person (See Instructions) IA, CO

(1) The number of shares reported as beneficially owned is as of 2:00 p.m. central time on October 30, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 37,805,466 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of October 23, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 24, 2008.

CUSIP No. 379302102

1.	Names of Reporting Persons Inland Real Estate Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,330,100(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,330,100(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,100(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of 2:00 p.m. central time on October 30, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly-owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 37,805,466 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of October 23, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 24, 2008.

CUSIP No. 379302102

1.	Names of Reporting Persons Inland Real Estate Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 83,400(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 83,400(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,400(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of 2:00 p.m. central time on October 30, 2008.

(2) The percentage is calculated based on a total of 37,805,466 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of October 23, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 24, 2008.

CUSIP No. 379302102

1.	Names of Reporting Persons The Inland Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,330,100(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,330,100(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,100(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of 2:00 p.m. central time on October 30, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 37,805,466 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of October 23, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 24, 2008.

CUSIP No. 379302102

1.	Names of Reporting Persons Inland Western Retail Real Estate Trust, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 128,500(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 128,500(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,500(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of 2:00 p.m. central time on October 30, 2008.

(2) The percentage is calculated based on a total of 37,805,466 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of October 23, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 24, 2008.

CUSIP No. 379302102

1.	Names of Reporting Persons Eagle Financial Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,400(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,400(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,400(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of 2:00 p.m. central time on October 30, 2008.

(2) The percentage is calculated based on a total of 37,805,466 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of October 23, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 24, 2008.

CUSIP No. 379302102

1.	Names of Reporting Persons The Inland Real Estate Transactions Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,400(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,400(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,400(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of 2:00 p.m. central time on October 30, 2008.

(2) The percentage is calculated based on a total of 37,805,466 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of October 23, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 24, 2008.

CUSIP No. 379302102

1.	Names of Reporting Persons Minto Builders (Florida), Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of 2:00 p.m. central time on October 30, 2008.

(2) The percentage is calculated based on a total of 37,805,466 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of October 23, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 24, 2008.

CUSIP No. 379302102

1.	Names of Reporting Persons Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,330,100(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,330,100(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,100(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%(2)

14.	Type of Reporting Person (See Instructions) HC, IN

(1) The number of shares reported as beneficially owned is as of 2:00 p.m. central time on October 30, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 37,805,466 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of October 23, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 24, 2008.

CUSIP No. 379302102

1.	Names of Reporting Persons Lori J. Foust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 750(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 750(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) The number of shares reported as beneficially owned is as of 2:00 p.m. central time on October 30, 2008.

(2) The percentage is calculated based on a total of 37,805,466 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of October 23, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 24, 2008.

CUSIP No.   379302102

Item 1.	Security and Issuer
Common Shares of Beneficial Interest, $0.01 par value per share (the “Shares”).
Glimcher Realty Trust (the “Company”) 180 East Broad Street Columbus, OH 43215
Item 2.	Identity and Background
(a) Inland American Real Estate Trust, Inc. (“Inland American”)
(b) State of Incorporation: Maryland
Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  Inland American seeks to acquire and manage a diversified (by geographical location and by property type) portfolio of real estate primarily improved for use as shopping or retail centers, malls, multi-family residential buildings, office and industrial buildings located in the United States and Canada.  Inland American also may own publicly traded or privately owned entities that own such commercial real estate assets.  These entities may include REITs and other “real estate operating companies,” such as real estate management companies and real estate development companies.

(d)                                 Inland American has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.  To the knowledge of Inland American, none of the executive officers and directors of Inland American has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)                                  Inland American is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of Inland American, none of the executive officers and directors of Inland American has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix A filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Inland American, which information is incorporated by reference into this Item 2.

(a) Inland Investment Advisors, Inc. (“Adviser”)
(b) State of Incorporation: Illinois
Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  Adviser purchases, sells, exchanges and otherwise trades in securities, places orders for the execution of transactions with or through brokers or dealers. Adviser selects, renders, furnishes and provides advice, analyses regarding securities on behalf of its clients.

(d)                                 Adviser has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of Adviser, none of the executive officers and directors of Adviser has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

CUSIP No.   379302102

(e)                                  Adviser is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of Adviser, none of the executive officers and directors of Adviser has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix B filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Adviser, which information is incorporated by reference into this Item 2.

(a) Inland Real Estate Investment Corporation (“IREIC”)
(b) State of Incorporation: Delaware
Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  IREIC is a wholly-owned subsidiary of TIGI (as defined below) and is the sponsor of Inland American, Inland Western (as defined below) and IREC (as defined below).  TIGI, together with its subsidiaries and affiliates, is a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate such as property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance and other related services.

(d)                                 IREIC has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of IREIC, none of the executive officers and directors of IREIC has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

Please see Appendix C filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IREIC, which information is incorporated by reference into this Item 2.

(a) Inland Real Estate Corporation (“IREC”)
(b) State of Incorporation: Maryland
Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  IREC is a publicly held real estate investment trust that owns, operates and develops (directly or through its unconsolidated entities) neighborhood retail centers (gross leasable areas ranging from 5,000 to 150,000 square feet) and community centers (gross leasable areas in excess of 150,000 square feet).

(d)                                 IREC has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of IREC, none of the executive officers and directors of IREC has .

CUSIP No.   379302102

been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors

(e)                                  IREC is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of IREC, none of the executive officers and directors of IREC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix D filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IREC, which information is incorporated by reference into this Item 2.

(a) The Inland Group, Inc. (“TIGI”)
(b) State of Incorporation: Delaware
Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  TIGI, together with its subsidiaries and affiliates, is a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate such as property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance and other related services.

(d)                                 TIGI has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of TIGI, none of the executive officers and directors of TIGI has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  TIGI is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of TIGI, none of the executive officers and directors of TIGI has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix E filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of TIGI, which information is incorporated by reference into this Item 2.

(a) Inland Western Retail Real Estate Trust, Inc. (“Inland Western”)
(b) State of Incorporation: Maryland
Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  Inland Western is a real estate investment trust focused on the acquisition, development and management of retail properties, including lifestyle, power, neighborhood and community centers, in addition to single-user net lease properties in locations demonstrating solid demographics.

CUSIP No. 379302102

(d)                                 Inland Western has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of Inland Western, none of the executive officers and directors of Inland Western has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)                                  Inland Western is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of Inland Western, none of the executive officers and directors of Inland Western has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix F filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Inland Western, which information is incorporated by reference into this Item 2.

(a)                                  Eagle Financial Corp. (“Eagle”)

(b)                                 State of Incorporation:  Illinois

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  Eagle is engaged in the purchase and sale of securities.

(d)                                 Eagle has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of Eagle, none of the executive officers and directors of Eagle has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  Eagle is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of Eagle, none of the executive officers and directors of Eagle has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix G filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Eagle, which information is incorporated by reference into this Item 2.

(a)                                  The Inland Real Estate Transactions Group, Inc. (“TIRETG”)

(b)                                 State of Incorporation:  Illinois

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  Holding company for separate companies engaged in real estate brokerage, leasing, marketing, acquisition, disposition, development, and purchase and sale of securities.

(d)                                 TIRETG has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of TIRETG, none of the executive officers and directors of

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TIRETG has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  TIRETG is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of TIRETG, none of the executive officers and directors of TIRETG has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix H filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of TIRETG, which information is incorporated by reference into this Item 2.

(a)                                  Minto Builders (Florida), Inc. (“MB REIT”)

(b)                                 State of Incorporation:  Florida

                                                Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  MB REIT is a real estate investment trust which invests in and acquires, holds, manages, administers, controls and disposes of real estate assets.

(d)                                 MB REIT has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of MB REIT, none of the executive officers and directors of MB REIT has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  MB REIT is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of MB REIT, none of the executive officers and directors of MB REIT has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix I filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of MB REIT, which information is incorporated by reference into this Item 2.

(a)                                  Daniel L. Goodwin

(b)                                 Business Address:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Occupation:  Chairman and President, The Inland Group, Inc.

                                                Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(d)                                 Mr. Goodwin has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  Mr. Goodwin is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws

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or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which he was a party.

(f)                                    Citizenship:  United States

(a)                                  Lori J. Foust

(b)                                 Business Address:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Occupation:  Treasurer, Inland American Real Estate Trust, Inc.

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(d)                                 Ms. Foust has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  Ms. Foust is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which she was a party.

(f)                                    Citizenship:  United States

Inland American, Adviser, IREIC, IREC, TIGI, Inland Western, Eagle, TIRETG, MB REIT, Mr. Goodwin and Ms. Foust collectively are referred to herein as the “Reporting Persons.”

Item 3.            Source and Amount of Funds or Other Consideration.

Pursuant to an Investment Advisory Agreement for Discretionary Accounts made and entered into as of November 15, 2005, as amended, by and between Inland American and Adviser, substantially in the form attached as Exhibit 7.1 to this Schedule 13D, Adviser has purchased on behalf of Inland American a total of 1,948,800 Shares for an aggregate price of $30,298,084 in approximately 146 open-market transactions from May 3, 2007 through October 30, 2008.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an Investment Advisory Agreement for Discretionary Accounts that Adviser has entered into with IREC, substantially in the form attached as Exhibit 7.2 to this Schedule 13D, Adviser has purchased a total of 83,400 Shares on behalf of IREC for an aggregate price of $1,554,074 in approximately 13 open-market transactions from July 31, 2007 through April 9, 2008.  The working capital of IREC and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an Investment Advisory Agreement for Discretionary Accounts made and entered into as of April 4, 2006, as amended, by and between Inland Western and Adviser, substantially in the form attached as Exhibit 7.2 to this Schedule 13D, Adviser has purchased on behalf of Inland Western a total of 128,500 Shares for an aggregate price of $1,754,837 in approximately 24 open-market transactions from July 13, 2007 through April 14, 2008.  The working capital of Inland Western and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an Investment Advisory Agreement for Discretionary Accounts that Adviser has entered into with Eagle, substantially in the form attached as Exhibit 7.3 to this Schedule 13D, Adviser has purchased a total of 28,400 Shares on behalf of Eagle for an aggregate price of $345,045 in approximately eight open-market transactions from December 27, 2007 through September 19, 2008.  The working capital of Eagle and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an Investment Advisory Agreement for Discretionary Accounts that Adviser has entered into with MB REIT, substantially in the form attached as Exhibit 7.1 to this Schedule 13D, Adviser has purchased a total of 11,000 Shares on behalf of MB REIT for an aggregate price of $106,081 in approximately seven open-market transactions from July 14, 2008

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through August 21, 2008.  The working capital of MB REIT and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an Investment Advisory Agreement for Discretionary Accounts that Adviser has entered into with Mr. Goodwin, substantially in the form attached as Exhibit 7.3 to this Schedule 13D, Adviser has purchased a total of 126,100 Shares on behalf of Mr. Goodwin for an aggregate price of $1,411,663 in approximately 70 open-market transactions from December 27, 2007 through October 8, 2008.  The personal funds of Mr. Goodwin and brokerage account margin loans were the source of consideration for these purchases.

Adviser has also purchased a total of 3,900 Shares on behalf of clients that are not Reporting Persons for an aggregate price of $42,335 in approximately four open-market transactions from June 19, 2008 through August 19, 2008 pursuant to separate investment advisory agreements for discretionary accounts that Adviser has entered into with each of them, each substantially in the form attached as Exhibit 7.3 to this Schedule 13D.  The working capital of these clients and brokerage account margin loans were the sources of consideration for the purchases.

Ms. Foust has purchased 750 Shares for an aggregate price of $6,611 in approximately four open-market transactions from September 10, 2008 through October 8, 2008.  The personal funds of Ms. Foust were the source of consideration for these purchases.

The Reporting Persons and the Adviser’s other clients may continue to utilize margin credit from time to time for the purchase of Shares, subject to applicable federal margin regulations, stock exchange rules and the brokerage firm’s credit policies.  The cost of borrowing with respect to margin accounts fluctuates with the broker loan rate and the amount of the debit balance.  The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in those accounts.

The investment advisory agreements for discretionary accounts by and between Adviser and each of Inland American, IREC, Inland Western, Eagle, MB REIT, Mr. Goodwin and Adviser’s clients who are not Reporting Persons, respectively, are collectively referred to in this Schedule 13D as the “Advisory Agreements.”

To the knowledge of Inland American, Adviser, IREIC, IREC, TIGI, Inland Western, Eagle, TIRETG and MB REIT this Item 3 is inapplicable to the executive officers and directors listed on Appendices A through I, respectively, to the extent those officers and directors are not Reporting Persons, because none of those executive officers and directors who are not Reporting Persons owns any Shares of the Company.

Item 4.    Purpose of Transaction.

Adviser beneficially owns Shares by virtue of having discretionary authority to vote and dispose of the Shares pursuant to the respective Advisory Agreements.  Adviser is a wholly-owned subsidiary of IREIC, which is a wholly-owned subsidiary of TIGI, of which Mr. Goodwin is the controlling shareholder.  Each of the Reporting Persons acquired the Company’s Shares for the purpose of making an investment in the Company.  Inland American and Adviser are considering various courses of action with respect to the Company and intend to propose one or more of the following potential transactions to the Company (each a “Potential Transaction”) pursuant to which:  (i) Inland American, or a subsidiary or affiliate thereof, would enter into an agreement with the Company to acquire additional Shares, by purchase, in a cash tender offer or exchange offer; (ii) Inland American would enter into a joint venture with the Company relating to a material amount of the assets of the Company; (iii) Inland American, or an affiliate of Inland American, would enter into a merger (including a cash merger), a purchase of all of the assets of the Company or a similar transaction by which Inland American would acquire control of the Company; or (iv) Inland American, or a subsidiary or affiliate thereof, would otherwise acquire additional Shares or other securities issued by the Company.  If the parties can agree on the terms and conditions of a Potential Transaction, Inland American intends to enter into a definitive written agreement reflecting those terms and conditions.

Despite the present intent of Inland American and the Adviser expressed above, there can be no assurance that a Potential Transaction involving Inland American will be proposed to the Company, that the Company will agree to consider a Potential Transaction, that the terms and conditions of any proposed Potential Transaction will be acceptable to the Company or that a Potential Transaction will be consummated.  Each of the Reporting Persons may take such actions with respect to its Shares as it/he/she deems appropriate in light of the circumstances then existing.  Depending on market conditions and other

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factors, any one or more of the Reporting Persons may continue to purchase Shares of the Company in brokerage transactions on the New York Stock Exchange or in private transactions, if appropriate opportunities to do so are available, on such terms and at such times as the purchaser considers desirable.

Each of the Reporting Persons intends to review its investment in the Company continuously.  Any one or more of the Reporting Persons may seek to increase its/his/her beneficial ownership of Shares without obtaining control of the Company.  Any one or more of the Reporting Persons with dispositive power may determine to dispose of all or a portion of the Shares that it now owns or may hereafter acquire.  In reaching any conclusion as to the foregoing, each of the Reporting Persons will consider various factors, such as the Company’s business and prospects, other developments concerning the Company (including, but not limited to, the attitude of the board of directors and management of the Company), other business opportunities available to each of the Reporting Persons, developments in the business, general economic conditions, the finances of the Reporting Persons and stock market conditions.

Item 5.            Interest in Securities of the Issuer.

(a)                                  See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the Shares held in the discretionary accounts of the Adviser Clients (as defined below in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)                                  During the past 60 days, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
September 4, 2008	Buy	9,000	$10.66	$96,246
September 5, 2008	Buy	9,000	$10.46	$94,443
September 10, 2008	Buy	12,000	$10.64	$128,022
September 11, 2008	Buy	5,100	$10.89	$55,712
September 12, 2008	Buy	10,000	$10.60	$106,341
September 15, 2008	Buy	13,000	$10.44	$136,079
September 16, 2008	Buy	6,000	$10.22	$61,524
September 17, 2008	Buy	10,000	$9.88	$99,138
September 18, 2008	Buy	10,000	$9.66	$96,867
September 19, 2008	Buy	15,000	$10.97	$164,973
September 22, 2008	Buy	19,000	$10.53	$200,570
September 23, 2008	Buy	19,000	$9.97	$189,919
September 24, 2008	Buy	19,000	$9.58	$182,560
October 10, 2008	Sold	-98,100	$4.15	$-406,924
October 10, 2008	Buy	98,100	$4.38	$432,792
October 13, 2008	Buy	9,400	$5.60	$52,910

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Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
October 14, 2008	Buy	9,500	$5.60	$53,485
October 15, 2008	Buy	19,000	$5.35	$102,219
October 16, 2008	Buy	28,500	$5.10	$146,187
October 17, 2008	Buy	10,000	$4.97	$50,005
October 20, 2008	Buy	14,500	$5.23	$76,240
October 21, 2008	Buy	30,000	$5.13	$154,787
October 22, 2008	Buy	30,000	$4.68	$141,155
October 23, 2008	Buy	30,000	$4.36	$131,615
October 24, 2008	Buy	50,000	$4.38	$220,750
October 27, 2008	Buy	50,000	$4.19	$210,775
October 28, 2008	Buy	54,600	$3.49	$192,404
October 29, 2008	Buy	80,000	$3.81	$306,805
October 30, 2008	Buy	110,000	$4.21	$465,954

During the past 60 days, Adviser effected the following Share transactions for the account of Eagle, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
September 15, 2008	Buy	2,000	$10.44	$20,939
September 19, 2008	Buy	5,000	$10.97	$54,994

During the past 60 days, Adviser has effected the following Share transactions for the account of Mr. Goodwin, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
September 4, 2008	Buy	5,000	$10.69	$53,472
September 5, 2008	Buy	5,000	$10.49	$52,471
September 10, 2008	Buy	5,000	$10.67	$53,345
September 12, 2008	Buy	4,000	$10.63	$42,539
September 15, 2008	Buy	5,000	$10.47	$52,341
September 16, 2008	Buy	4,000	$10.25	$41,018
September 17, 2008	Buy	5,000	$9.91	$49,571
September 18, 2008	Buy	5,000	$9.69	$48,436
October 8, 2008	Sold	-49,500	$12.29	$-608,360

During the past 60 days, Ms. Foust has effected the following Share transactions, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
September 10, 2008	Buy	300	$11.03	$3,310
September 22, 2008	Buy	100	$10.01	$1,001
October 6, 2008	Buy	150	$7.58	$1,137
October 8, 2008	Buy	200	$5.81	$1,163

To the knowledge of Inland American, Adviser, IREIC, IREC, TIGI, Inland Western, Eagle, TIRETG and MB REIT, respectively, none of their executive officers and directors with the exception of Mr. Goodwin and Ms. Foust has effected any other transactions in Shares of the Company in the last 60 days.

(d)                                 None.

CUSIP No. 379302102

(e)                                  Not Applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

The Adviser purchased the Shares for the accounts of its clients, respectively, pursuant to the terms of the client’s corresponding Advisory Agreement.  The Advisory Agreements provide that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the separate accounts that each of Inland American, IREC, Inland Western, Eagle, MB REIT, Mr. Goodwin and Adviser’s other clients that own Shares (collectively, the “Adviser Clients” and each individually, an “Adviser Client”) maintains with Adviser, subject to certain investment guidelines that the Adviser Clients may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreements also provide that the Adviser has the power as an Adviser Client’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the accounts of that Adviser Client.  Either party to an Advisory Agreement may terminate that Advisory Agreement upon thirty days’ written notice.  A form of advisory agreement into which Adviser has entered with Inland American and MB REIT, respectively, is attached to this Schedule 13D as Exhibit 7.1.  A form of advisory agreement into which Adviser has entered with Inland Western and IREC, respectively, is attached to this Schedule 13D as Exhibit 7.2, and a form of advisory agreement into which each of the other Adviser Clients has entered is attached as Exhibit 7.3 to this Schedule 13D.

Because there is no written or other express agreement between or among Inland American, Inland Western, IREC, MB REIT, any of the other Adviser Clients or Ms. Foust to acquire, hold, vote or dispose of Shares, and because the services provided by investment advisers to clients generally do not create such an agreement between or among that adviser and its clients, the Adviser Clients and Adviser in accordance with instruction (2) to the cover page of Schedule 13D do not affirm that they are acting as a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); however, in accordance with the perceived statutory purpose of Section 13(d) to inform investors as to accumulations of an issuer’s securities and because of the relationships among the Reporting Persons described in this Schedule 13D, the Reporting Persons have filed this Schedule 13D jointly pursuant to the rules promulgated under Section 13(d), including Rule 13d-1(k).  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and between these persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Inland American, Adviser, IREIC, IREC, TIGI, Inland Western, Eagle, TIRETG and MB REIT are separate legal entities.  IREIC sponsored Inland American, IREC and Inland Western.  Adviser is a wholly-owned subsidiary of IREIC, which is a wholly-owned subsidiary of TIGI, of which Mr. Goodwin is a controlling shareholder.  Eagle is a wholly-owned subsidiary of TIRETG, which is a wholly-owned subsidiary of TIGI.  MB REIT is a controlled subsidiary of Inland American.  Some of the Reporting Persons have some common officers and directors; however, the boards of directors of Inland American, Inland Western, and IREC are each comprised of a majority of independent directors.  An investment committee comprised of three members of the board of directors of Adviser oversees the overall investment strategy and decisions made with respect to the discretionary accounts that Adviser manages within the respective investment guidelines provided to it by its clients, including Inland American and the other Adviser Clients.  Mr. Goodwin, Mr. Robert D. Parks and Ms. Roberta S. Matlin are the members of this investment committee.  Mr. Goodwin manages the day-to-day operations of Adviser.

Item 7.                                   Material to be Filed as Exhibits.

Exhibit Number	Exhibit
7.1	Form of Investment Advisory Agreement For Discretionary Accounts (No Performance Fee)

7.2	Form of Investment Advisory Agreement For Discretionary Accounts (No Performance Fee)

7.3	Form of Investment Advisory Agreement For Discretionary Accounts (Performance Fee)

7.4	Joint Filing Agreement

CUSIP No. 379302102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

Dated: October 30, 2008	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: October 30, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: October 30, 2008	INLAND REAL ESTATE CORPORATION

/s/ Mark E. Zalatoris
	Name:	Mark E. Zalatoris
	Title:	President and Chief Executive Officer

Dated: October 30, 2008	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: October 30, 2008	INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

/s/ Steven P. Grimes
	Name:	Steven P. Grimes
	Title:	Chief Operating Officer, Chief Financial Officer
and Treasurer

Dated: October 30, 2008	EAGLE FINANCIAL CORP.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

CUSIP No. 379302102

Dated: October 30, 2008	THE INLAND REAL ESTATE TRANSACTIONS GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: October 30, 2008	MINOT BUILDERS (FLORIDA), INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Vice President

Dated: October 30, 2008	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Dated: October 30, 2008	LORI J. FOUST

/s/ Lori J. Foust

CUSIP No. 379302102

General Note Regarding Appendices A – I

For purposes of Item 2(c) as it pertains to an executive officer or director of one of the Reporting Persons whose principal employer is Inland Real Estate Investment Corporation (“IREIC”) or The Inland Group, Inc. (“TIGI”), the principal business of each of those corporations is providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other services related to real estate.  IREIC is the sole shareholder of Inland American Business Manager & Advisor, Inc.  The principal business of Inland American Business Manager & Advisor, Inc. is overseeing and managing Inland American’s day-to-day operations, including identifying potential investment opportunities in real estate assets and assisting the board in evaluating those opportunities; preparing regulatory filings and other reports required by law; administering bookkeeping and accounting functions; and undertaking and performing all services and activities necessary and proper to carry out Inland American’s investment objectives.

Appendix A

Executive Officers and Directors of Inland American

Names and Titles of Inland American Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
J. Michael Borden, Director

President and Chief Executive Officer of Freedom Plastics, Inc., Rock Valley Trucking Co., Inc., Total Quality Plastics, Inc., Rock Valley Leasing, Inc., Hufcor Inc., Airwall, Inc. and Soft Heat; Chief Executive Officer of Hufcor Asia Pacific in China and Hong Kong, Marashumi Corp. in Malaysia, Hufcor Australia Group, and F. P. Investments.

Hufcor, Inc. P.O. Box 591 Janesville, WI 53547 United States Citizen

Thomas F. Glavin, Director

Owner of Thomas F. Glavin & Associates, Inc., a certified public accounting firm started in 1988, and partner in Gateway Homes, which has zoned, developed and managed a 440 unit manufactured home park in Frankfort, Illinois as well as single family home sites.

414 Plaza Drive, Suite 304 Westmont, IL 60551 United States Citizen

Brenda G. Gujral, President and Director	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

David Mahon, Director

Managing Director of GE Antares Capital and one of GE Antares’ senior deal professionals in leveraged finance; works in capital markets where he is responsible for structuring and syndicating GE Antares’ transactions.

GE Antares Capital 500 West Monroe Street Chicago, IL 60661 United States Citizen

Thomas F. Meagher, Director	Principal stockholder and Chairman of Professional Golf Cars of Florida; serves on the board of directors of The Private Bank of Chicago, DuPage Airport Authority and the TWA Plan Oversight Committee.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

A-1

CUSIP No. 379302102

Robert D. Parks, Chairman of the Board; Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Paula Saban, Director

President and principal stockholder in Newport Distribution, Inc., a construction products company.

Recently retired from Bank of America as Senior Vice President/Private Client Manager with Bank of America’s Private Bank and Banc of America Investment Services, Inc. where she managed a diverse client portfolio; responsible for client management and overall client satisfaction.

807 Tory Court Schaumburg, IL 60173 United States Citizen

William J. Wierzbicki, Director

Registered Professional Planner in the Province of Ontario, Canada; sole proprietor of “Planning Advisory Services,” a land-use planning consulting service providing consultation and advice to various local governments, developers and individuals; Chairman of the Sault North Planning Board, which is responsible for land-use planning for 32 unorganized townships north of the city of Sault Ste. Marie; independent director on the Sault Area Hospital board of directors and sits on that board’s New Hospital Planning Committee and the Quality and Performance Committee.

28 Tadcaster Place Sault Ste. Marie, Ontario Canada P6B 5E4 Canadian Citizen

Roberta S. Matlin, Vice President – Administration	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Lori Foust, Treasurer and Principal Financial Officer

Treasurer and Principal Financial Officer of Inland American; Chief Financial Officer of Inland American Business Manager & Advisor, Inc.; principally employed by Inland Real Estate Investment Corporation.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Scott W. Wilton, Secretary

Secretary of Inland American; Assistant Vice President of The Inland Real Estate Group, Inc.; Secretary of Inland Real Estate Exchange Corporation; Secretary of Inland American Business Manager & Advisor, Inc.; principally employed as Assistant Counsel with The Inland Real Estate Group, Inc. law department, which provides legal services, including drafting and negotiating real estate purchase and sales contracts, leases and other real estate or corporate agreements and documents, performing due diligence, and rendering legal opinions.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Jack Potts, Principal Accounting Officer	Principal Accounting Officer of Inland American and Chief Accounting Officer of Inland American Business Manager & Advisor, Inc.; principally employed by Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

A-2

CUSIP No. 379302102

Appendix B

Executive Officers and Directors of Adviser

Names and Titles of Adviser Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Brenda G. Gujral, Director and Vice President	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Director and President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix C

Executive Officers and Directors of IREIC

Names and Titles of IREIC Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum, Director	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Brenda G. Gujral, Director & Chief Executive Officer	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Director & Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

George A. Pandaleon, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Ulana B. Horalewskyj, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

George Adamek, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Marianne Jones, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Guadalupe Griffin, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Dawn M. Williams, Vice President-Marketing	Vice President-Marketing, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Sandra Perion, Senior Vice President-Operations	Senior Vice President-Operations, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix D

IREC

Names and Titles of IREC Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Roland W. Burris, Director	Manager and chief executive officer of Burris & Lebed Consulting LLC and of counsel to the law firm Burris, Wright, Slaughter & Tom, LLC since April 2002.	Burris & Lebed Consulting, LLC 35 East Wacker Drive, Suite 500 Chicago, Illinois 60601 United States Citizen

Thomas D’Arcy, Chairman	Principal in Bayside Realty Partners, a private real estate company focused on acquisition, renovation and development of land and income producing real estate primarily in the New England area.	Bayside Realty Partners 194 Central St. Saugus, MA 01906 United States Citizen

Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Joel G. Herter, Director	Senior consultant of Wolf & Company LLP, certified public accountants.	Wolf & Company LLP 2100 Clearwater Drive Oak Brook, Illinois 60523 United States Citizen

Heidi N. Lawton, Director

President of Lawton Realty Group, Inc., a commercial real estate brokerage and management firm; responsible for all aspects of its operations, including structuring real estate investments, procuring partners or investors, acquiring land and properties and obtaining financing for development or acquisition.

Lawton Realty Group, Inc. 2100 Clearwater Drive Oak Brook, Illinois 60523 United States Citizen

Thomas H. McAuley, Director	President of Inland Capital Markets Group, Inc., an affiliate of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Thomas McWilliams, Director

Licensed real estate broker specializing in the development of retail, office and residential properties in the western suburbs of Chicago; also serves as president of United Energy Associates, Inc., a full service energy management company.

1014 Burlington Avenue P. O. Box 3672 Lisle, Illinois 60532 United States Citizen

Joel D. Simmons, Director	Limited partner of Cohen Financial, a national real estate finance company; focuses on structuring and managing capital for commercial real estate transactions.	Cohen Financial 520 Lake Cook Road, Suite 350 Deerfield, Illinois 60015 United States Citizen

William W. Anderson, Vice President - Transactions	Vice President - Transactions, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Beth Sprecher Brooks, Senior Vice President, Secretary and General Counsel	Senior Vice President, Secretary and General Counsel, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Brett A. Brown, Senior Vice President, Chief Financial Officer and Treasurer	Senior Vice President, Chief Financial Officer and Treasurer, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

D. Scott Carr, Senior Vice President of Portfolio Management	President of Inland Commercial Property Management, Inc., IREC’s property management subsidiary.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Mark E. Zalatoris, President and Chief Executive Officer	President and Chief Executive Officer, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix E

Executive Officers and Directors of TIGI

Names and Titles of TIGI Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, Chairman and President	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum Vice Chairman, Executive Vice President and General Counsel	Vice Chairman, Executive Vice President and General Counsel, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

G. Joseph Cosenza, Vice Chairman	Vice Chairman, The Inland Group, Inc.; President, Inland Real Estate Acquisitions, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix F

Executive Officers and Directors of Inland Western

Names and Titles of Inland Western Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Kenneth H. Beard, Director	President and chief executive officer of Midwest Mechanical Group, a mechanical construction and service company.	Midwest Mechanical Group 540 Executive Drive Willowbrook, Illinois 60527 United States Citizen

Frank A. Catalano, Jr., Director	President of Catalano & Associates, a real estate company that includes brokerage, property management and rehabilitation and leasing of office buildings.	Catalano & Associates 105 South York Road, Suite 200 Elmhurst, Illinois 60126 United States Citizen

Paul R. Gauvreau, Director

Retired chief financial officer, financial vice president and treasurer of Pittway Corporation, a New York Stock Exchange listed manufacturer and distributor of professional burglar and fire alarm systems and equipment.

4483 RFD Long Grove, Illinois 60047 United States Citizen

Gerald M. Gorski, Director	Partner in the law firm of Gorski and Good located in Wheaton, Illinois, practicing governmental law.	211 S. Wheaton Ave., Suite 305 Wheaton, Illinois 60187 United States Citizen

Brenda G. Gujral, Director	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Richard P. Imperiale, Director	President, Forward Uniplan Advisors, money management firm.	Forward Uniplan Advisors, Inc. 22939 West Overson Road Union Grove, Wisconsin 53182 United States Citizen

Kenneth E. Masick, Director	Partner, Wolf & Company, LLP, public accounting firm.	Wolf & Co. 2100 Clearwater Drive Oak Brook, Illinois 60523 United States Citizen

Barbara A. Murphy, Director	Chairwoman of the DuPage Republican Party, member of the Illinois Motor Vehicle Review Board and a member of the Matrimonial Fee Arbitration Board.	850 Saddlewood Glen Ellyn, Illinois 60137 United States Citizen

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Niall J. Byrne, Vice President	Vice President, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Shane C. Garrison, Chief Investment Officer	Chief Investment Officer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Steven P. Grimes, Chief Operating Officer, Chief Financial Officer and Treasurer	Chief Operating Officer, Chief Financial Officer and Treasurer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Dennis Holland, General Counsel and Secretary	General Counsel and Secretary, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

James Kleifges, Chief Accounting Officer	Chief Accounting Officer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Michael J. O’Hanlon, President and Chief Executive Officer	President and Chief Executive Officer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Chairman and Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix G

Executive Officers and Directors of Eagle

Names and Titles of Eagle Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, President and Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Kiran C. Joshi, Director and Vice President	Director and Vice President, Inland Real Estate Acquisitions, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Alan F. Kremin, Director, Treasurer and Secretary	Director, Chief Financial Officer, Treasurer and Secretary, The Inland Real Estate Transactions Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix H

Executive Officers and Directors of TIRETG

Names and Titles of TIRETG Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, President and Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum, Director and Vice President	Vice Chairman, Executive Vice President and General Counsel, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Alan F. Kremin, Director, Chief Financial Officer, Treasurer and Secretary	Director, Chief Financial Officer, Treasurer and Secretary, The Inland Real Estate Transactions Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix I

Executive Officers and Directors of MB REIT

Names and Titles of MB REIT Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Lori Foust, Director and Treasurer	Treasurer and Principal Financial Officer of Inland American; Chief Financial Officer of Inland American Business Manager & Advisor, Inc.; principally employed by IREIC.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Brenda G. Gujral, Director and President	President and Chief Operating Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

J. Eric McKinney, Director	Executive, the Minto Group Inc.	300-427 Laurier Avenue West, Ottawa, Ontario, Canada Canadian Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Greg Rogers, Director	Executive Vice-President, Minto Commercial Inc.	Minto Commercial Inc. 427 Laurier Avenue West, Suite 1010 Ottawa, Ontario K1R 7Y2, Canada Canadian Citizen

Roberta S. Matlin, Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Scott W. Wilton, Secretary

Secretary of Inland American; Assistant Vice President of The Inland Real Estate Group, Inc.; Secretary of Inland Real Estate Exchange Corporation; Secretary of Inland American Business Manager & Advisor, Inc.; principally employed as Assistant Counsel with The Inland Real Estate Group, Inc. law department, which provides legal services, including drafting and negotiating real estate purchase and sales contracts, leases and other real estate or corporate agreements and documents, performing due diligence, and rendering legal opinions.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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